December 2, 2025

VIA E-MAIL

Noelle-Nadia A Filali
Assistant Secretary
noellenadia.filali@usbank.com

       Re:      ETF Series Solutions
                Post-Effective Amendments on Form N-1A
                File Nos. 333-179562, 811-22668

Dear Ms. Filali:

        We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On
October 3, 2025 and October 23, 2025, ETF Series Solutions filed post-effective amendments on
Form N-1A to add the series referenced in Appendix A attached hereto.

        We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

         Rule 18f-4 limits fund leverage risk by requiring that an open-end
fund   s Value-at-Risk
(VaR) does not exceed 200% of the VaR of a designated reference portfolio. 1
The fund   s
designated reference portfolio provides the unleveraged baseline against which to compare the
fund   s leveraged portfolio for purposes of identifying the fund   s leverage
risk under the rule.
Accordingly, in defining the term    designated reference portfolio,    rule
18f-4 provides that, if
the fund   s investment objective and strategy is to track the performance
(including a leverage
multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio. 2 As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.




1
       Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.
2
       Rule 18f-4(a) (defining the term    Designated reference portfolio   ).
 Filali
Assistant Secretary
Page 2 of 4

          Each fund in the registrant   s fund complex identified in Appendix A
has an objective and
strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities
that it tracks (collectively, the fund   s    reference assets   ) as the fund
 s designated reference
portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

        Because each of these funds has an objective and strategy to provide a leverage multiple
or inverse multiple of the return of the fund   s reference assets, each fund
s reference assets
provide the precise representation of the fund   s unleveraged portfolio and
therefore the
appropriate baseline to calculate the fund   s leverage risk under the rule.
Accordingly, we
question how the fund   s derivatives risk manager could reasonably determine
to use a baseline
other than the reference assets and how the funds    directors, as fiduciaries,
would be satisfied
with the manager   s choice.

                                              *   *   *

        We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Should you have any questions regarding this letter, please feel free to contact us at (202)
551-6921.

                                                             Sincerely,

                                                             Division of
Investment Management
                                              Appendix A

33 Act   Accession        Complex    Registrant   Filing Date   Series Names
333- 0000894189-25- Defiance ETF Series 10/3/2025 Defiance Daily Target 3X Short MAGS ETF
179562   010699                      Solutions                  Defiance Daily
Target 3X Short BABA ETF
                                                                Defiance Daily
Target 3X Short AMD ETF
                                                                Defiance Daily
Target 3X Short SMCI ETF
                                                                Defiance Daily
Target 3X Short AAPL ETF
                                                                Defiance Daily
Target 3X Short GOOG ETF
                                                                Defiance Daily
Target 3X Short AMZN ETF
                                                                Defiance Daily
Target 3X Short MSFT ETF
                                                                Defiance Daily
Target 3X Short AVGO ETF
                                                                Defiance Daily
Target 3X Short TSM ETF
                                                                Defiance Daily
Target 3X Short HOOD ETF
                                                                Defiance Daily
Target 3X Short GDX ETF
                                                                Defiance Daily
Target 3X Short MSTR ETF
                                                                Defiance Daily
Target 3X Short COIN ETF
                                                                Defiance Daily
Target 3X Short PLTR ETF
                                                                Defiance Daily
Target 3X Short TSLA ETF
                                                                Defiance Daily
Target 3X Short NVDA ETF
                                                                Defiance Daily
Target 3X Long GRNY ETF
                                                                Defiance Daily
Target 3X Long MAGS ETF
                                                                Defiance Daily
Target 3X Long GDX ETF
                                                                Defiance Daily
Target 3X Long GLD ETF
                                                                Defiance Daily
Target 3X Long SOLZ ETF
                                                                Defiance Daily
Target 3X Short GLD ETF
                                                                Defiance Daily
Target 3X Long BTC ETF
                                                                Defiance Daily
Target 3X Long ETH ETF
                                                                Defiance Daily
Target 3X Long BMNR ETF
                                                                Defiance Daily
Target 3X Long HIMS ETF
                                                                Defiance Daily
Target 3X Long CRCL ETF
                                                                Defiance Daily
Target 3X Long BABA ETF
                                                                Defiance Daily
Target 3X Long AMD ETF
                                                                Defiance Daily
Target 3X Long SMCI ETF
                                                                Defiance Daily
Target 3X Long AAPL ETF
                                                                Defiance Daily
Target 3X Long GOOG ETF
                                                                Defiance Daily
Target 3X Short SOLZ ETF
                                                                Defiance Daily
Target 3X Long AMZN ETF
                                                                Defiance Daily
Target 3X Long MSFT ETF
                                                                Defiance Daily
Target 3X Long AVGO ETF
                                                                Defiance Daily
Target 3X Long TSM ETF
                                                                Defiance Daily
Target 3X Long HOOD ETF
                                                                Defiance Daily
Target 3X Long MSTR ETF
                                                                Defiance Daily
Target 3X Long COIN ETF
                                                                Defiance Daily
Target 3X Long PLTR ETF
                                                                Defiance Daily
Target 3X Long TSLA ETF
                                                                Defiance Daily
Target 3X Long NVDA ETF
                                                                Defiance Daily
Target 3X Short ETH ETF
                                                                Defiance Daily
Target 3X Short BMNR ETF
                                                                Defiance Daily
Target 3X Short HIMS ETF
                                                                Defiance Daily
Target 3X Short CRCL ETF
                                                                Defiance Daily
Target 3X Short BTC ETF
 Filali
Assistant Secretary
Page 4 of 4

 333- 0000894189-25- Defiance ETF Series 10/23/2025 Defiance Daily Target 3X Long META ETF
 179562   011686                      Solutions                 Defiance Daily
Target 3X Long ASTS ETF
                                                                Defiance Daily
Target 3X Long ORCL ETF
                                                                Defiance Daily
Target 3X Long UNH ETF
                                                                Defiance Daily
Target 3X Long INTC ETF
                                                                Defiance Daily
Target 3X Long MARA ETF
                                                                Defiance Daily
Target 3X Long OKLO ETF
                                                                Defiance Daily
Target 3X Long QUBT ETF
                                                                Defiance Daily
Target 3X Long JOBY ETF
                                                                Defiance Daily
Target 3X Long OPEN ETF
                                                                Defiance Daily
Target 3X Long APLD ETF
                                                                Defiance Daily
Target 3X Long IONQ ETF
                                                                Defiance Daily
Target 3X Long QBTS ETF
                                                                Defiance Daily
Target 3X Long RGTI ETF
                                                                Defiance Daily
Target 3X Long RKLB ETF
                                                                Defiance Daily
Target 3X Long TEM ETF
                                                                Defiance Daily
Target 3X Long SOFI ETF
                                                                Defiance Daily
Target 3X Long GEMI ETF
                                                                Defiance Daily
Target 3X Long NBIS ETF
                                                                Defiance Daily
Target 3X Long BULL ETF